(TRAMFORD INTERNATIONAL LOGO)
October 27, 2005
Stephen Krikorian
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C.20549

Re:	Tramford International Limited
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 30, 2005
File No. 000-29008
Dear Mr Krikorian,
     I refer to the Staff’s letter dated September 22, 2005. Set out below is Tramford International Limited’s (the “Company”) response to the staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004, using the same headings and numberings as those set out in the staff’s letter.
Form 20-F for the year ended December 31, 2004
Controls and Procedures, page 55
1.	Queries: We note that your Chief Executive Officer and Chief Financial Officer completed the evaluation of your disclosure controls and procedures within 90-day period prior to the filing date of the Form 20-F for the year ended December 31, 2004. Your evaluation should be as of the end of the period covered by the report pursuant to Item 15(a) of Form 20-F. Please confirm whether your disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, were effective as of December 31, 2004.

Response: The Company confirms that its Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, were effective as of December 31, 2004. The Company will revise its disclosure in Item 15 of its Form 20-F in its future filings to clarify that its Chief Executive Officer and Chief Financial Officer made such determination.
2.	Queries: We note your disclosure that no significant changes were made to your internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation. Consistent with the disclosure required by Item 15(d) of Form 20-F, please confirm to us definitively whether there was any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the annual report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Rule 13a-15(d) of the Exchange Act and Section II,F,4 of Release No. 33-8238 for additional guidance.

Response: The Company confirms that there was no change in its internal control over financial reporting identified in connection with its evaluation which occurred during the period covered by the Report that has materially affected or is reasonably likely to materially affect its internal control over financial reporting. We will revise our disclosures in our future filings to include the appropriate disclosures.
Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of significant accounting policies
(f) Intangible assets, page F-9
3.	Queries: We note that the intangible asset represents the technology platform for development of the server switch and network security device. Tell us whether the acquired software is within the scope of SFAS 86. If so, tell us how you considered the guidance in question 17 of the FASB Staff Implementation Guide to SFAS 86 which indicates that you should report amortization of these types of costs as a component of cost of sales.

Response: The acquired software is within the scope of SFAS 86. The amortization related to the software has been classified under selling, general and administrative expenses instead of the cost of sales. The software has been fully amortized in 2003. A comparison of the amortization to the total revenues for 2002 and 2003 highlights a declining trend in the amortization as a ratio to the total revenues which we believe is a more appropriate way of analyzing this since the company was in a net loss position for each of the year 2002 and 2003. The ratio of the amortization to the total revenues was less than 10% in 2003 and as represented above declined to nil in 2004.
The relevant disclosures relating to the amortization are included in the last paragraph of footnote 8 — “Intangible asset” included in page F-13 of the Form 20-F for the fiscal year ended December 3, 2004. Since the intangible asset had been fully amortized, we respectfully submit to the Staff that there is no continuing impact on our Consolidated Statements of Operations for 2004 and in the future. In addition we will ensure that the amortization expense for any intangible assets which we may buy in future will be appropriately classified and disclosed.
Note 18. Subsequent events, page F-18
4.	Queries: We note that, in February 2004, you decided to dispose of the information technology consultancy reporting unit and, in March 2005, the operating unit was sold. Tell us how you considered paragraphs 30, 42 and 43 of SFAS 144 in your presentation of the results of the information technology consultancy reporting unit in your consolidated financial statements. In this regard, explain what consideration you gave to presenting the results of operations of your information technology consultancy reporting unit as discontinued operations and the related assets and liabilities as held for sales as of December 31, 2004.

Response: We wish to bring to the Staff’s attention that there is a clerical error included in the footnote 18 — “Subsequent events” included in page F-18 of the Form 20-F for the fiscal year ended December 31, 2004. The period for management’s decision to dispose of the operating unit shall be February 2005 instead of February 2004.
The Company has reviewed the facts related to the disposal and concluded that all conditions specified in paragraph 30 of SFAS 144 have been met subsequent to the year ended December 31, 2004 and all required disclosures for the same will be made in the financial statements for the fiscal year ended December 31, 2005.
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Sincerely,

/s/ Michael Siu
Michael Siu
Executive Director
Chief Financial Officer
Company Secretary

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